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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*


                   LEVIATHAN GAS PIPELINE PARTNERS, L.P.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON UNITS
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                527 367 205
               ---------------------------------------------
                               (CUSIP Number)

                         GARY P. COOPERSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
-----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              AUGUST 14, 1998
               ---------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  527 367 205                         Page  2  of  11  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      LEVIATHAN GAS PIPELINE COMPANY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             6,291,894

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           6,291,894

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,291,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%

14  TYPE OF REPORTING PERSON*

      CO

                             SCHEDULE 13D

CUSIP No.  527 367 205                         Page  3  of  11  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      LEVIATHAN HOLDINGS COMPANY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             6,291,894

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           6,291,894

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,291,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%

14  TYPE OF REPORTING PERSON*

      CO

                             SCHEDULE 13D

CUSIP No.  527 367 205                         Page  4  of  11  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      DEEPTECH INTERNATIONAL INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      NOT APPLICABLE.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             6,291,894

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           6,291,894

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,291,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%

14  TYPE OF REPORTING PERSON*

      CO

                             SCHEDULE 13D

CUSIP No.  527 367 205                         Page  5  of  11  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      EL PASO ENERGY CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      NOT APPLICABLE.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES             6,291,894

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH         0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH           6,291,894

                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,291,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%

14  TYPE OF REPORTING PERSON*

      HC

ITEM 1.   Security and Issuer
          -------------------

          This Amendment No. 1 (the "Amendment") amends the Statement on
Schedule 13D previously filed by Leviathan Gas Pipeline Company ("LGPC") relating to the Common Units (the "Common Units") representing limited partner interests in Leviathan Gas Pipeline Partners, L.P., a Delaware limited partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 1001 Louisiana Street, Houston, Texas 77002.

ITEM 2.   Identity and Background
          -----------------------

          (a), (b) and (c) This Amendment is filed by LGPC, a Delaware corporation, Leviathan Holdings Company, a Delaware corporation ("Holdings"), DeepTech International Inc., a Delaware corporation ("DeepTech") and El Paso Energy Corporation, a Delaware corporation ("El Paso"; each of LGPC, Holdings, DeepTech and El Paso is referred to herein as a "Reporting Person"). LGPC's principal business is to serve as the general partner of the Issuer, and its principal business office is located at 1001 Louisiana Street, Houston, Texas 77002.

          LGPC is wholly owned by Holdings. Holdings' principal business is to serve as the holding company of LGPC, and its principal business office is located at 1001 Louisiana Street, Houston, Texas 77002.

          Holdings is a wholly owned subsidiary of DeepTech. DeepTech's only material assets are its indirect ownership interests in the Issuer. DeepTech's principal business office is located at 1001 Louisiana Street, Houston, Texas 77002.

          DeepTech is a wholly owned subsidiary of El Paso, which acquired DeepTech by merger on August 14, 1998. El Paso is a diversified energy company with principal operations consisting of the interstate and intrastate transportation, gathering and processing of natural gas, the marketing of natural gas and other commodities, and the development and operations of energy infrastructure facilities worldwide.

          Attached as Schedule 2 hereto and incorporated herein by reference is a list of all directors and executive officers of each of LGPC, Holdings, DeepTech and El Paso.

          (d) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except as set forth in Schedule I, each individual with respect to whom information is provided in response to this Item is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On August 14, 1998, DeepTech merged with a subsidiary of El Paso. In connection with that transaction, El Paso acquired the minority interests in Holdings. Consequently, El Paso indirectly beneficially owns the Common Units held by LGPC.

ITEM 4.   Purpose of Transaction
          ----------------------

          LGPC acquired the Common Units owned by it as part of the formation and capitalization of the Issuer. Since LGPC is the sole general partner of the Issuer, LGPC (and accordingly the other Reporting Persons) may be deemed to control the Issuer. LGPC entered into a Management Agreement with DeepTech pursuant to which DeepTech provides certain management services to LGPC, including management services rendered by LGPC in its capacity as the general partner of the Issuer.

          In connection with the merger described above, DeepTech acquired from Tatham Offshore, Inc. the outstanding stock of Tatham Offshore Development, Inc. ("TODI"), which owns certain undeveloped oil and gas properties in the Gulf of Mexico. DeepTech intends to transfer the stock of TODI to the Issuer in exchange for additional Common Units with a value equal to the purchase price paid by DeepTech for TODI.

          Except as stated above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of
Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) The Reporting Persons beneficially own 6,291,894 Common Units, or 100% of all Common Units outstanding. No other entity or person with respect to whom information is provided in response to Item 2 beneficially owns any Common Units.

          (b) The Reporting Persons have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Common Units owned by them.

          (c) None of the Reporting Persons nor any entity or person with respect to whom information is provided in response to Item 2 has engaged in any transactions with respect to Common Units during the past 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          LGPC serves as general partner of the Issuer in accordance with the Amended and Restated Agreement of Limited Partnership of the Issuer dated February 19, 1993, previously filed as Exhibit 10.41 to Amendment No. 1 to DeepTech's Registration Statement on Form S-1, File No. 33-73538 and is incorporated herein by reference. Amendment Number 1 to the Partnership Agreement was previously filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated December 31, 1996, and is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.
         ---------------------------------

SCHEDULE 1:  A copy of the Partnership Agreement of the Issuer was previously filed as Exhibit 10.41 to Amendment No. 1 to DeepTech's Registration Statement on Form S-1, File No. 33-73538 and is incorporated herein by reference. Amendment Number 1 to the Partnership Agreement was previously filed as
              Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated December 31, 1996, and is incorporated herein by reference.



SCHEDULE 2:  List of all directors and executive officers of each of LGPC,
              Holdings, DeepTech and El Paso

SCHEDULE 3:  Joint Filing Statement

                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          LEVIATHAN GAS PIPELINE COMPANY


                                          By:  /s/ H. Brent Austin
                                               ------------------------------
                                                Name: H. Brent Austin
                                                Title: Executive Vice President


                                          LEVIATHAN HOLDINGS COMPANY


                                          By:  /s/ H. Brent Austin
                                               ------------------------------
                                                Name: H. Brent Austin
                                                Title: Executive Vice President


                                          DEEPTECH INTERNATIONAL INC.


                                          By:  /s/ H. Brent Austin
                                               ------------------------------
                                                Name: H. Brent Austin
                                                Title: Executive Vice President


                                          EL PASO ENERGY CORPORATION


                                          By:  /s/ H. Brent Austin
                                               ------------------------------
                                                Name: H. Brent Austin
                                                Title: Executive Vice President
                                                       and Chief Financial
                                                       Officer


Date:  August 24, 1998


                                  SCHEDULE 2

        Executive Officers and Directors of Leviathan Gas Pipeline Company, Leviathan Holdings Company, DeepTech International Inc.
                       and El Paso Energy Corporation

                                          Position(s) with the Reporting
                                          Person, Holdings, DeepTech and
                                          Present Principal
Name and Business Address                 Occupation
-------------------------                 ------------------------------

Byron Allumbaugh                          Director of El Paso Energy
1001 Louisiana Street
Houston, Texas  77002

H. Brent Austin                           Executive Vice President and Chief
1001 Louisiana Street                     Financial Officer of El Paso Energy,
Houston, Texas  77002                     and Director and Executive Vice
                                          President of the Reporting Person,
                                          Holdings and DeepTech

Juan Carlos Braniff*                      Director of El Paso Energy
1001 Louisiana Street
Houston, Texas  77002

Robert L. Cavnar                          Senior Vice President and Chief
1001 Louisiana Street                     Operating Officer of the Reporting
Houston, Texas  77002                     Person, Holdings and DeepTech

Peter T. Flawn                            Director of El Paso Energy
1001 Louisiana Street
Houston, Texas  77002

James F. Gibbons                          Director of El Paso Energy
1001 Louisiana Street
Houston, Texas  77002

Ben F. Love                               Director of El Paso Energy
1001 Louisiana Street
Houston, Texas  77002

James H. Lytal                            Director and President of the
1001 Louisiana Street                     Reporting Person and Vice President
Houston, Texas  77002                     of Holdings and DeepTech

Robert G. Phillips                        Director and Executive Vice
1001 Louisiana Street                     President of the Reporting Person
Houston, Texas  77002                     and Director and President of
                                          Holdings and DeepTech

Joel Richards III                         Executive Vice President of El Paso
1001 Louisiana Street                     Energy
Houston, Texas  77002

Grant E. Sims                             Director and Chief Executive
1001 Louisiana Street                     Officer of the Reporting Person and
Houston, Texas  77002                     Senior Vice President of Holdings
                                          and DeepTech

Kenneth L. Smalley                        Director of El Paso Energy
1001 Louisiana Street
Houston, Texas  77002

Malcolm Wallop                            Director of El Paso Energy and the
1001 Louisiana Street                     Reporting Person
Houston, Texas  77002

Britton White, Jr.                        Executive Vice President and
1001 Louisiana Street                     General Counsel of El Paso Energy
Houston, Texas  77002

William A. Wise                           Director, Chairman of the Board,
1001 Louisiana Street                     President and Chief Executive Officer
Houston, Texas  77002                     of El Paso Energy and Director and
                                          Chairman of the Board of the
                                          Reporting Person, Holdings and
                                          DeepTech

*  Mr. Braniff is a citizen of Mexico.


                                  SCHEDULE 3
                                  ----------

                            JOINT FILING STATEMENT
                            ----------------------



      In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Units of Leviathan Gas Pipeline Partners, L.P., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 24th day of August, 1998.





                                          LEVIATHAN GAS PIPELINE COMPANY



                                          By:  /s/ H. Brent Austin
                                               ---------------------------------
                                               Name:  H. Brent Austin
                                               Title:  Executive Vice President



                                          LEVIATHAN HOLDINGS COMPANY



                                          By:  /s/ H. Brent Austin
                                               ---------------------------------
                                               Name:  H. Brent Austin
                                               Title:  Executive Vice President



                                          DEEPTECH INTERNATIONAL INC.



                                          By:  /s/ H. Brent Austin
                                               ---------------------------------
                                               Name:  H. Brent Austin
                                               Title:  Executive Vice President



                                          EL PASO ENERGY CORPORATION



                                          By:  /s/ H. Brent Austin
                                               ---------------------------------
                                               Name:  H. Brent Austin
                                               Title:  Executive Vice President
                                                        and Chief Financial
                                                        Officer